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SI 18007000 N

SEC
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APR 02 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 08570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N27W23953 Paul Road Suite 202
(No. and Street)

Pewaukee (City) WI (State) 53072 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lon Frederick (262) 278-4053
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Lon Frederick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frederick & Company, Inc.

of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

RHESE T MORGAN
NOTARY PUBLIC
STATE OF WISCONSIN

Notary Public

Exp: 9·24·19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICK & COMPANY, INC.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

For the Year-Ended December 31, 2017

BRYANT A. GAUDETTE, CPA

INDEPENDENT AUDITOR'S REPORT

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
Frederick & Company, Inc.
N27W23953 Paul Road Suite 202
Pewaukee WI 53072

Opinion on The Financial Statements

We have audited the statement of financial condition of Frederick & Company, Inc. (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as Frederick & Company, Inc.'s auditor since December 31, 2017.

Katy, TX 77450

March 27, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

FREDERICK & COMPANY, INC.

Statement of Financial Condition
December 31, 2017

ASSETS

Assets:		
Cash	$	3,751
Securities Owned		
Marketable, at market value		650,678
Not readily marketable, at estimated value		301,230
Prepaid Expenses		2,800
Total Current Assets		958,459
Property and Equipment		
Furniture and equipment		4,810
Accumulated depreciation		(3,310)
Net book value		1,499
Total assets	**$**	**959,958**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Note payable - stockholders		103,638
Accrued interest		9,861
Accounts payable		18,091
Accrued wages and taxes		1,572
Total Current liabilities		133,162
Subordinated Borrowings		248,958
Accrued Interest on Subordinated Borrowings		4,850
Total Subordinated Borrowings		253,808
Total liabilities		386,970
Stockholder's Equity		
Common stock:		
Series A, nonvoting, $1 par, authorized 100,000 shares; issued and outstanding 20,965 shares		20,965
Series B, voting, $1 par, authorized 50,000 shares; issued and outstanding 42 shares		42
Additional paid in capital		2,029,789
Retained earnings (deficit)		(1,477,808)
Total stockholder's equity		572,988
Total liabilities and stockholder's equity	**$**	**959,958**

FREDERICK & COMPANY, INC.

Statement of Income

December 31, 2017

Income:		
Commission income	$	46,289
Expenses:		
Employee compensation		10,000
Payroll taxes and benefits		3,050
Communications		2,526
Occupancy		9,257
Legal and professional		9,300
Travel, meetings and entertainment		409
Dues and fees		2,969
Depreciation		395
Insurance		1,431
Interest		11,197
Office expense		3,110
Total operating expenses		53,645
Net loss from operations		(7,356)
Other Income (Loss/Expenses):		
Realized loss on sale of investments		(2,955)
Unrealized loss on securities owned		(135,624)
Mutual Fund Trailer Income		145
Total other loss		(138,434)
Net loss	$	(145,790)

FREDERICK & COMPANY, INC.

Statement of Cash Flows
Year Ending December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(145,790)
Adjustments ro reconcile net income to net cash provided by operating activities:		
Depreciation and Amortization		395
Realized loss on securities		2,955
Unrealized loss on securities		135,624
Changes in Operating Assets & Liabilities:		
Accounts Receivable		38,377
Prepaid & Other		(1,454)
Accounts Payable, Credit Cards		(5,718)
Accrued interest		(26,790)
Net Cash Provided By (Used In) Operating Activities		**(2,402)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments		**(46,288)**
Proceeds from sale of investments		-
Net Cash Provided By (Used In) financing activities		**(46,288)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from shareholder loans		17,640
Accrued interest rolled into new Subordinated loan basis		34,433
Net Cash Provided By (Used In) Financing Activities		**52,073**
Net Increase (Decrease) In Cash		3,384
Cash At Beginning of Period		367
Cash At End of Period	$	**3,751**

FREDERICK & COMPANY, INC.

Statement of Changes in Stockholder's Equity
Year Ending December 31, 2017

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 31, 2016	$ 21,007	$ 2,029,789	$ (1,332,018)	$ 718,779
2017 Shares Issued	-	-	-	-
2017 net loss	-	-	(145,790)	(145,790)
Balance, December 31, 2017	$ 21,007	$ 2,029,789	$ (1,477,808)	$ 572,988

FREDERICK & COMPANY, INC.

Statement of Changes in Subordinated Liabilities

Year Ending December 31, 2017

Subordinated borrowings, beginning of year	$	214,525
Increase: Accrued interest subject to subordination		34,433
Subordinated borrowing balance as of Loan Agreement Renewal Date 5/25/17	$	248,958
Increase: Accrued interest subject to subordination subsequent to loan renewal date		4,850
Decrease: Payments on subordinated borrowings		-
Subordinated borrowings, end of year	$	253,808

Notes to Financial Statements
December 31, 2017

1. Summary of Significant Accounting Policies

Formation of the Company

Frederick & Company, Inc. (a Wisconsin Company) was organized in 1960 and is located in Pewaukee, Wisconsin. The Company is a registered securities broker dealer, but its focus is in the investment banking business. The Company's primary specialty is in primary placement venture capital financings.

Reserves and Custody of Securities

The Company's business involves venture capital financing. Special safeguards have been established for the protection of funds received in connection with venture capital offerings. The company has obtained exemption from SEC 15c3-3 under Subparagraph (k)(2).

Commission Income

The Company recognizes revenue at the time when both signed subscription agreements and the related customer payments are received by the offering company.

Commission Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2017, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment.

Property and equipment are recorded at cost. Major expenditures for property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over estimated useful lives ranging from 5-10 years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed personally on their proportionate share of the Company's taxable income. Therefore, no provisions for Federal or State income taxes currently payable or deferred have been included in these financial statements.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest,

penalties, and disclosure required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Value

In accordance with accounting principles generally accepted in the United States of America, investments in marketable securities with readily determinable fair value and all investments in debt securities are valued at their fair value in the Balance Sheet. Unrealized gains and losses are included in the change of net assets.

The fair value hierarchy priorities the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Subsequent Events

Management has evaluated all subsequent events through February 10, 2017 for possible inclusion as a disclosure in the financial statements. There were no subsequent events to disclose through the aforementioned time period.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017,

the company had net capital of $336,622 and net capital requirements of $9,201. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was .41 to 1.

3. Property and Equipment

Property and equipment is stated at cost less accumulated depreciation at December 31, 2016 and is summarized as follows:

Office furniture and equipment	$4,810
Less: Accumulated depreciation:	(3,309)
	$1,499

4. Subordinated Borrowings

The Company owes a stockholder $253,808 for a loan and accrued interest subordinated to creditor liabilities at December 31, 2017. FINRA has approved the loan and accrued interest as a satisfactory subordination agreement. The loan is due May 2022 and bears an interest at the rate of 3.25%. Appendix D of SEC Rule 15c3-1 requires prior written approval before any repayment of a subordinated agreement can be made. Summary of these amounts are as follows at December 31, 2017:

Stockholder Note	$248,958
Accrued interest, subordinated	4,850
	$253,808

5. Securities

At December 31, 2017, the Company owns securities, either marketable or not readily marketable, consisting of:

		Fair Value Measurement at Reporting Date Using		
Description	**12/31/2017**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Corporate stock	$770,620	$650,678	$71,600	$48,342
Corporate notes	181,289	--	181,289	--
Total	$951,909	$650,678	$252,889	$48,342

The Company increased its position in Level 2 corporate notes by $46,289 during the year ended December 31, 2017.

Opening Balance (Level 2 corporate notes)	$135,000
Investment in INRange Series C Convertible Note	44,374

Investment in INRange Series C Convertible Note	1,915
Closing Balance (Level 2 Corporate stock)	$181,289

All assets have been valued using a market approach, except for Level 3 assets. Fair value for assets in Level 2 is calculated using quoted prices from the corporations invested in. For Level 3 assets, the company's management evaluates and adjusts the unobservable inputs used in the fair value measurement based on current market conditions and third-party information.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

6. Warrants outstanding

The company has the right to purchase some or all of their outstanding warrant shares in various companies in subsequent years. **Attachment 1** provides a summary of outstanding warrants at December 31, 2017.

7. Operating Leases

The Company leases office space under an open-ended operating lease. The lease calls for monthly rental payments of $776.00. Total rental expense for 2017 totaled $8,481. The following is a schedule, by years, of future minimum payments under the operating leases in effect as of December 31, 2017:

2018	$ 9,312

8. Risks and Uncertainties

The Company's securities owned are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition and the statement of income.

9. Related Party Transactions

Frederick & Company has two related-party transactions on the financials as of December 31, 2017.

FREDERICK & COMPANY, INC.

Notes to Financial Statements
December 31, 2017

1. The first related-party transaction is a Shareholder Loan Payable to the Gloria M Frederick Survivors Trust in the amount of $101,315.74. This represents principal balance on personal deposits to The Company from the Gloria M Frederick Survivors Trust. Interest is accrued at 3.25% on the end-of-year principal balance and is carried on the balance sheet in a separate account, "Accrued Interest – Gloria M Frederick Survivors Trust." The adjusted annual balance here is supported by a formal promissory note.

2. The second related-party transaction is a Shareholder Loan Payable to shareholder Lon Frederick in the amount of $2,321.88. This represents principal balance on personal deposits to The Company from Lon Frederick. Interest is accrued at 3.25% on the end-of-year principal balance and is carried on the balance sheet in a separate account, "Accrued Interest – Lon Frederick." The adjusted annual balance here is supported by a formal promissory note.

Attachment 1

FREDERICK & COMPANY, INC.

Warrants Outstanding
Year Ending December 31, 2017

Title	# of Shares	Expiration Date	Share Price
Qualigen	10,089	June 26, 2024	3.90
Vision III	16,000	December 19, 2022	2.50
Vision III	6,000	April 29, 2023	5.00
Vision III	6,000	June 29, 2023	5.00
Vision III	38	October 27, 2023	5.00
Vision III	8,027	September 19, 2023	5.00
Vision III	2,811	October 28, 2023	5.00
Vision III	75,000	May 27, 2026	5.00
Vision III	24,175	May 27, 2026	3.60
INRange Systems	13,044	September 26, 2025	0.72
INRange Systems	2,208	September 26, 2025	1.20
INRange Systems	4,583	December 31, 2025	1.20
INRange Systems	4,583	December 31, 2025	0.01
INRange Systems	1,500	September 8, 2026	0.01
INRange Systems	1,500	September 8, 2026	1.20
INRange Systems	1,736	September 8, 2026	0.72
INRange Systems	10,000	September 8, 2026	0.01
INRange Systems	86,750	December 31, 2027	0.01
INRange Systems	3,755	December 31, 2027	0.01

FREDERICK & COMPANY, INC.

Schedule I: Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
December 31, 2017

Aggregate Indebtedness		
Accounts payable	$	18,091
Accrued expenses		119,921
Total Aggregate Indebtedness	$	138,012
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	9,201
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirement:		
Stockholder's equity		572,988
Subordinated borrowings		248,958
Deductions:		
Securities not readily marketable, at estimated fair value		(301,230)
Unallowable cash		(310)
Prepaid expenses		(2,800)
Property and equipment		(1,499)
Haircuts on securities		(97,602)
Undue concentration		(81,884)
Net Capital		336,622
Net capital requirement (minimum)		9,201
Capital in excess of minimum requirement	$	327,421
Ratio of aggregate indebtedness to net capital	41.00%	

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	336,622

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Frederick & Co., inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Frederick & Co., Inc. is exempt from Rule 15c3-3 under the provision Rule 15c3-3(k)(2)(i).

FREDERICK & COMPANY, INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $336,622 which was $327,421 in excess of its required net capital of $9,201. The Company's net capital ratio was .41 to 1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i). All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Lon Frederick
Frederick & Company, Inc.
N27W23953 Paul Road
Suite 202
Pewaukee, WI 53072

Dear Lon Frederick:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Frederick & Company, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which Frederick & Company, Inc. claims exemption from 17 C.F.R. §240.15c3-3. Frederick & Company, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Frederick & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frederick & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 27, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

February 20, 2018

Bryant A. Gaudette
21320 Provincial Blvd.
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Frederick & Company, Inc.

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 1, 2017 through December 31,2017 without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Lon P. Frederick
President
Frederick & Company, Inc.

2|20|2018
Date